MATERIAL CHANGE REPORT

1.	Name and Address of Company

Canwest Global Communications Corp. (“Canwest”)
31st Floor, Canwest Global Place
201 Portage Avenue
Winnipeg, Manitoba
R3B 3L7

2.	Date of Material Changes

March 11, 2009 and March 12, 2009.

3.	News Releases

A news release with respect to the material change that occurred on March 11, 2009 referred to in this report was issued by Canwest on March 11, 2009 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval.

A news release with respect to the material change that occurred on March 12, 2009 referred to in this report was issued by Canwest on March 12, 2009 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Changes

On March 11, 2009, Canwest Media Inc. (“CMI”) and its senior lenders agreed to extend the waiver of certain borrowing conditions under its senior secured credit facility until April 7, 2009. As part of this process, CMI advised its senior lenders that it would not make the March 15, 2009 payment of interest of approximately US$30.4 million on its outstanding 8% senior subordinated notes. In addition, CMI and a group of financial institution counterparties terminated certain currency and interest rate swap agreements relating to CMI’s senior subordinated notes, resulting in net proceeds to CMI of approximately $105 million, which has been used to reduce obligations under the senior credit agreement

On March 12, 2009, Canwest received $34 million in full settlement of amounts owing to its subsidiaries, CMI and Canwest Publications Inc. (“CPI”), pursuant to an arbitration award in connection with its dispute with Hollinger International Inc. (now Sun-Times Media Group, Inc.) and related parties (“Hollinger”).

5.	Full Description of Material Changes

5.1           Full Description of Material Changes

Extension Relating to Senior Secured Credit Facility.  On March 11, 2009, CMI and its senior lenders agreed to extend the waiver of certain borrowing conditions under its senior secured credit facility until April 7, 2009.

As part of this process, CMI advised its senior lenders that it would not make the March 15, 2009 payment of interest of approximately US$30.4 million on its outstanding 8% senior subordinated notes. Under the terms of the notes, failure to make the interest payment does not permit the noteholders to demand payment of the approximately US$761 million principal amount of outstanding notes if the interest payment is made on or prior to April 14, 2009.

CMI has commenced discussions with representatives of an ad hoc committee of noteholders representing a significant majority amount of the aggregate principal amount of CMI’s 8% senior subordinated notes.  Discussions with representatives of this group are aimed at allowing sufficient time for a recapitalization of Canwest that is satisfactory to all of its stakeholders, including its senior lenders and noteholders.

CMI will continue discussions with its senior lenders and representatives of the ad hoc committee of noteholders which, if successful, would extend CMI’s access to its credit facility beyond April 7, 2009 and enable CMI to pursue a recapitalization transaction.

CMI and a group of financial institution counterparties terminated certain currency and interest rate swap agreements relating to CMI’s senior subordinated notes, resulting in net proceeds to CMI of approximately $105 million, which has been used to reduce obligations under the senior credit agreement. As a result, CMI’s 8% senior subordinate notes are no longer hedged against currency fluctuations.

CMI has reduced the principal outstanding under the senior secured credit facility to approximately $42 million in letters of credit, has cash-on-hand of approximately $30 million, and has access to a further $20 million of liquidity through its senior credit facility. In addition, cash of approximately $20 million has been placed on deposit by CMI as collateral with its senior lenders. Based upon current cash flow projections, the Company believes that it will have sufficient liquidity to enable it to continue to operate normally through April 7, 2009.

Receipt of Arbitration Settlement Proceeds.  On March 12, 2009, Canwest received $34 million in full settlement of amounts owing to its subsidiaries, CMI and CPI, pursuant to an arbitration award in connection with its dispute with Hollinger.

In January 2009, the arbitrator awarded Canwest approximately $51 million, relating to unresolved adjustments and claims associated with the 2000 acquisition by Canwest of certain newspaper assets from Hollinger.

CMI has received $30.5 million of the settlement that will now be deposited as cash collateral under its senior secured credit facility. This will increase the balance of the collateral deposit to approximately $50 million. The remaining $3.5 million in settlement proceeds will benefit CPI, a subsidiary of Canwest Limited Partnership.

Please see news releases filed on March 12, 2009.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information please contact Richard Leipsic, Senior Vice President & General Counsel, at (204) 953-7719.

9.	Date of Report

March 20, 2009.